United States securities and exchange commission logo





                          June 7, 2023

       Sean Moran
       Chief Financial Officer
       Corbus Pharmaceuticals Holdings, Inc.
       500 River Ridge Drive
       Norwood, MA 02062

                                                        Re: Corbus
Pharmaceuticals Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272314

       Dear Sean Moran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Lerner